WINDERWEEDLE, HAINES, WARD & WOODMAN, P.A.
                             390 NORTH ORANGE AVENUE
                                   SUITE 1500
                             ORLANDO, FLORIDA 32801

Please Reply To:                                                  GARY D. LIPSON
Orlando                                              Direct Dial: (407) 246-6577




                                 April 27, 2007



H. Yuna Peng,
Attorney
United States Securities and
    Exchange Commission

100 F Street, N.E.
Washington, D.C.  20549
Mail Stop 3561


         RE:      Last Mile Logistics Group, Inc.
                  Registration Statement on Form 10-SB
                  Filed November 7, 2006
                  File No. 000-52301


Dear Ms. Peng:

         This letter is written in response to your letter dated April 20, 2007 addressed to Regina R. Flood with regard to the Amendment No. 2 to Registration Statement on Form 10-SB (the "Second Amended Registration Statement") of Last Mile Logistics Group, Inc. (the "Company"). As you will see, each of the Company's responses follows the comment of the Commission staff set forth in the April 20, 2007 letter.

         To expedite your review, a marked copy of the Amendment No. 3 to Registration Statement on Form 10-SB (the "Third Amended Registration Statement") of Last Mile Logistics Group, Inc. is included with the paper copy hereof.

H. Yuna Peng,
Attorney
April 27, 2007
Page 2



COSTS OF BEING REGISTERED UNDER THE SECURITIES EXCHANGE ACT OF 1934, PAGE 18

         1. We note your response to our prior comment 2 and your revision. Please further revise to state that it is your belief that these increased costs will be absorbed eventually by revenues.

         RESPONSE: The second sentence of the second paragraph under "Costs of Being Registered under the Securities Exchange Act of 1934," on page 18 of the Third Amended Registration Statement, has been modified.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES, PAGE 23

         2. Refer to our previous comment 5. Please expand your disclosures to also address the methodology used to value the stock options issued to Regina and Brian Flood on October 2, 2006 and to your controller on February 19, 2007. Your disclosures should contain the more detailed description of your methodology and estimates as described in response 30 of your letter dated January 10, 2007 [sic]. Please disclose the discount deemed appropriate by management due to the limited size of the company's operations and, if significant, explain how it was derived.

         RESPONSE: A new paragraph has been added to the section entitled "Critical Accounting Policies and Estimates" on the bottom of page 23 and the top of page 24 of the Third Amended Registration Statement.

         3. In this regard, we note that the private placements that took place in March 2007 were priced at fifteen cents per share. Please tell us whether the sales were to unrelated third parties and, if they were, please explain whether and how they compare with the assumptions you used to value the options issued in February 2007.

         RESPONSE: The exercise price of the options granted to Mr. and Mrs. Flood on October 2, 2006 was determined at that time through arms' length negotiations between James A. Rose, II, the then President of the Company, and the Floods. As is described in our response to the second comment above, the methodology used to value these options is set forth on the bottom of page 23 and the top of page 24 of the Third Amended Registration Statement.

         In December 2006, management approached Barry Utz to become an employee of the Company. After discussion, in late December 2006, a verbal understanding was reached that the Company would grant to Mr. Utz options to purchase 1,000,000 shares of common stock of the Company at an exercise price of $0.10 per share on the date that he became an employee of the Company and on substantially the same terms and conditions as the options previously granted to the Floods.

H. Yuna Peng,
Attorney
April 27, 2007
Page 3



         Mr. Utz gave notice of his impending change of employment to his then employer. Mr. Utz became an employee of the Company on February 19, 2007 and the options were granted to him pursuant to the previous verbal understanding. At the time these options were granted to Mr. Utz, management had no reason to modify the methodology used to value all of the outstanding options.

         In March 2007, management approached two acquaintances known to be accredited investors regarding their making investments in the Company. Both of these persons are unrelated parties. The $0.15 per share sale price was derived through arms' length negotiations between management and each investor. A factor in each investor's decision to pay $0.15 per share of common stock was that the Company had previously filed a Registration Statement on Form 10-SB with the Securities and Exchange Commission, had received comments from the Commission staff, had filed an Amendment No. 1 to the Registration Statement on Form 10-SB, had received additional comments from the Commission staff, and was preparing to file an Amendment No. 2 to the Registration Statement on Form 10-SB.

         These actual purchases of shares of common stock cannot be compared with the valuation of options utilizing appropriate assumptions in the Black-Scholes options pricing model. We have revised Note 12 to the Notes to the Financial Statements on page 53 of the Third Amended Registration Statement to specify that these private placements were to unrelated third party purchasers.

         Please note that management intends to reconsider and, if appropriate, modify its methodology used to value options as future circumstances may require.

MANAGEMENT COMPENSATION, PAGE 27

SUMMARY COMPENSATION TABLE, PAGE 27

         4. Please add another column to indicate the dollar value of total compensation for the fiscal year. With respect to each named executive officer, disclose the sum of all amounts reported in the columns in the chart. Refer to
Item 402(b)(2)(x) of Regulation S-B.

         RESPONSE: An additional column entitled "Total" has been added to the Summary Compensation Table on page 28 of the Third Amended Registration Statement.

H. Yuna Peng,
Attorney
April 27, 2007
Page 4



EMPLOYMENT AGREEMENTS, PAGE 28

         5. Please move this disclosure to immediately follow the Summary Compensation table. Refer to Item 402(c)(1) of Regulation S-B.

         RESPONSE: The section entitled "Employment Agreements" has been moved to immediately follow the Summary Compensation Table on the bottom of page 28 and the top of page 29 of the Third Amended Registration Statement.

         6. We note your disclosure that Regina and Brian Flood are entitled to receive performance bonuses as may from time to time be determined by the board and certain fringe benefits. Please include any bonuses earned in the fiscal year ended December 31, 2006 in a column in the Summary Compensation Table or advise. Refer to Item 402(b)(2)(iv) of Regulation S-B. Similarly, include any fringe benefits in the Table, as appropriate. Refer to Item 402(b)(2)(ix) of Regulation S-B.

         RESPONSE: None of the Company's executive officers received any performance bonus or fringe benefits during 2006 or 2005. As a result, pursuant to Instruction (4) to Instructions to Item 402(a)(2) of Regulation S-B, as currently in effect, these columns have been omitted from the Summary Compensation Table.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, PAGE 29

         7. Please provide the disclosure required under Item 407(a) of Regulation S-B, as applicable. Refer to Item 7 of Form 10-SB.

         RESPONSE: A new section entitled "Lack of Independence of Directors" has been added at the bottom of page 29 of the Third Amended Registration Statement.


DIRECTOR COMPENSATION, PAGE 31

         8. We note your disclosure that on October 2, 2006, you issued to James
A. Rose, II, a former director and officer of the Company, warrants as compensation for services previously rendered as a director and officer. Please advise us why you have not included him in your Summary Compensation Table or included a Director Compensation table to include this disclosure. Refer to Item 402 of Regulation S-B.

H. Yuna Peng,
Attorney
April 27, 2007
Page 5



         RESPONSE: Mr. Rose has been added to the Summary Compensation Table on page 28 of the Third Amended Registration Statement. Conforming changes have also been made to the second paragraph on page 32, and the third paragraph on page 35, of the Third Amended Registration Statement.


FINANCIAL STATEMENTS

INCOME STATEMENT, PAGE 39

         9. Please revise to classify the loss on impairment of goodwill as an operating expense. The gains and losses on the sales of assets should be similarly classified.

         RESPONSE: The Consolidated Statements of Operations on page 40 of the Third Amended Registration Statement have been modified.


NOTE 7 - BASIC NET LOSS PER SHARE OF COMMON STOCK, PAGE 48

         10. Please also disclose the securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been antidilutive for the periods presented pursuant to paragraph 40C of SFAS 128.

         RESPONSE: A new paragraph has been added to Note 7 to Notes to the Financial Statements on page 49 of the Third Amended Registration Statement.


NOTE 9 - FINANCIAL INSTRUMENTS, PAGE 51

         11. Please expand your disclosures to also address the long-term debt and the note payable to related parties.

         RESPONSE: The second paragraph of Note 9 to Notes to the Financial Statements on page 52 of the Third Amended Registration Statement has been modified. A new third paragraph has been added to Note 7 on page 52 of the Third Amended Registration Statement.

H. Yuna Peng,
Attorney
April 27, 2007
Page 6



OTHER

         12. Please consider the updating requirements set forth in Item 310(g) of Regulation S-B.

         RESPONSE: Management has considered the updating requirements set forth in Item 310(g) of Regulation S-B and will comply with those requirements if and when it becomes necessary to do so. Management is also aware that the Company is required to file a Quarterly Report on Form 10-Q with respect to the period ended March 31, 2006.

         I trust that the foregoing addresses the concerns raised in your April 20, 2007 letter. Your prompt review of the Third Amended Registration Statement would be greatly appreciated. Should you have any questions or require any additional information, please feel free to contact me.

                                                     Sincerely,

                                                     /s/ Gary D. Lipson
                                                     ---------------------------
                                                     Gary D. Lipson


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